UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                    The Children's Place Retail Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    168905107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Ezra Dabah
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            1,643,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,359,460
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,643,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,359,460
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,002,710(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

---------------------
(1) Does not include 1,475,327 shares of Common Stock that may be deemed to be beneficially owned by certain relatives of Mr. Dabah, including (i) 261,697 shares held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 215,300 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children or
(iii) 998,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, and her children held both directly and in trust. Other members of Mr. Dabah's family may own additional shares. There is no agreement or understanding with these parties with respect to the voting or disposition of any shares. The Reporting Persons disclaim beneficial ownership of any such shares.

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Renee Dabah
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,898,610
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,898,610
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,002,710(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

      This Amendment No. 5 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on February 7, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on May 15, 2008 and Amendment No. 4 filed on April 24, 2009 by Ezra Dabah ("Mr. Dabah"), Renee Dabah ("Mrs. Dabah" and, together with Mr. Dabah, the "Reporting Persons") with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the
Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Second Amended and Restated Joint Filing Agreement, dated as of April 24, 2009, a copy of which is filed as Exhibit F to Amendment No. 4 to the Schedule 13D filed on April 24, 2009, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 4, 6 and 7 are hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction.

        The Reporting Persons, as large, long-term shareholders of the Company, remain concerned about the ability of the incumbent management and Board of Directors of the Company to sustain future growth and increase shareholder value, particularly in light of the need for the Company to introduce and implement viable strategies which addresses several important growth opportunities available to the Company. As such, on May 5, 2009, the Reporting Persons delivered to the Company notice of their intent to nominate certain persons for election as directors and propose other business at the Company's 2009 Annual Meeting (the "Notice"). A copy of the Notice is filed as Exhibit G to the Schedule 13D and is incorporated herein by reference. The Notice states that the Reporting Persons intend to (i) nominate for election as directors of the Company Raphael Benaroya, Ross Glickman and Jeremy J. Fingerman (each a "Nominee" and collectively, the "Nominees") at the 2009 Annual Meeting and (ii) to propose a stockholder resolution that any provision of the Bylaws that is adopted by the Board and not the shareholders of the Company after March 5, 2009 be repealed (the "Proposal").

        The Reporting Persons believe that the Nominees are highly-qualified and proven executives with extensive experience in key areas of the Company's business, including specialty apparel retailing, mass consumer marketing and branding and retail real estate, and that each Nominee will bring much-needed insight, accountability and fresh and relevant perspectives to the Board. The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Board and obtain approval of the Proposal at the Company's 2009 Annual Meeting. Pursuant to nominee agreements executed between Mr. Dabah and each Nominee on May 5, 2009 (each, a "Nominee Agreement" and collectively, the "Nominee Agreements"), Mr. Dabah has agreed to pay the costs of soliciting proxies in support of the election of the Nominees to the Board and the adoption of the Proposal at the Annual Meeting, and to indemnify each

Nominee with respect to certain costs that may be incurred by such Nominee in connection with his nomination as a candidate for election to the Board at the Annual Meeting and the solicitation of proxies in support of his election. In addition, Mr. Dabah has agreed to reimburse Mr. Benaroya for certain costs and expenses in connection with Mr. Benaroya's nomination, including the fees and expenses of Mr. Benaroya's counsel, up to a maximum amount of $30,000. A form of Nominee Agreement is filed as Exhibit H to the Schedule 13D and is incorporated herein by reference.

        In addition, since September 2007, the Board has been searching for a permanent Chief Executive Officer to replace the Company's interim Chief Executive Officer, Charles Crovitz. To date, the Board has not identified a permanent Chief Executive Officer. The Reporting Persons have engaged in preliminary discussions with Raphael Benaroya regarding the possibility of proposing that he serve as Chief Executive Officer of the Company. To date, Mr. Benaroya has not made a determination as to whether he is willing to be considered for the CEO position. If Mr. Benaroya is willing to serve as Chief Executive Officer, the Reporting Persons plan to propose to the Board that he be appointed to that position.

        Security holders are advised to read the proxy statement and other documents related to the solicitation of proxies by the Reporting Persons if and when they become available, because they will contain important information, including information relating to the participants in any such proxy solicitation. If and when completed, a definitive proxy statement and a form of proxy will be available to stockholders of the Company from the participants at no charge and will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.

        The Reporting Persons expect to engage in discussions with the Company, stockholders of the Company and others regarding matters in connection with the Notice and the Annual Meeting. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing, take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to: (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

        The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

        Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

6. On May 5, 2009, Mr. Dabah entered into the Nominee Agreements. A form of Nominee Agreement is filed herewith as Exhibit H and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

      Exhibit G   Shareholder Notice of Intent to Nominate Persons for
                  Election as Directors and Other Proposed Business at the
                  2009 Annual Meeting of Shareholders of The Children's Place
                  Retail Stores, Inc.

      Exhibit H   Form of Nominee Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            EZRA DABAH

                                            By:    /s/ Ezrah Dabah
                                                   -----------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:    /s/ Renee Dabah
                                                   -----------------------------
                                            Name:  Renee Dabah

Dated: May 5, 2009

                                                                       EXHIBIT G


                                   Ezra Dabah
                             120 Central Park South
                               New York, NY 10019


                                          May 5, 2009

Via Hand Delivery
-----------------

The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, New Jersey 07094
Attention:  Secretary

Re: Shareholder Notice of Intent to Nominate Persons for Election as Directors and Other Proposed Business at the 2009 Annual Meeting of Shareholders of The Children's Place Retail Stores, Inc. (the "Corporation")

Ladies and Gentlemen:

      Ezra Dabah (the "Record Holder") hereby submits this notice (together with the Annexes hereto, this "Notice") on the date hereof pursuant to the requirements (the "Bylaw Requirements") set forth in Article I, Section 6(j) of the Third Amended and Restated Bylaws of the Corporation (the "Bylaws"), effective as of March 5, 2009, filed as Exhibit 3.1 to the Form 8-K filed by the Corporation with the Securities and Exchange Commission (the "SEC") on March 6, 2009, and in accordance with applicable provisions of the General Corporation Law of the State of Delaware, as amended. The Record Holder intends to deliver a proxy statement and form of proxy to at least the percentage of shareholders that will be required to carry the matters set forth in this Notice. The purpose of this Notice, as more fully set forth herein, is to provide notice to the Corporation of the Record Holder's intent to nominate persons for election to the Board of Directors of the Corporation (the "Board") and propose certain business at the 2009 annual meeting of shareholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").

      The address of the Record Holder is 120 Central Park South, New York, New York 10019. The Record Holder is the record owner of 1,643,250 shares of common stock, par value $0.10 per share, of the Corporation ("Shares") and the direct beneficial owner of 1,643,250 Shares (inclusive of the 1,643,250 Shares owned of record). In addition, the Record Holder, together with his wife, Renee Dabah, may be deemed to be members of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which group may be deemed to "beneficially own" (within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 5,002,710 Shares as more fully described on Annex A. Share ownership is provided in this Notice as of the close of business on May 4, 2009. The Holders may acquire additional Shares, although the Record Holder does not intend to update this Notice to reflect future holdings.

      The Record Holder hereby represents that it (i) is a shareholder of record of Shares entitled to vote at the Annual Meeting and (ii) intends to appear in person or by proxy at the Annual Meeting and to take the following actions: (a) to nominate for election as directors of the Corporation Raphael Benaroya, Ross Glickman and Jeremy J. Fingerman (each a "Nominee"); and (b) to move the following proposal (the "Bylaw Restoration Proposal"):

            Proposal 1: A Bylaw Restoration Proposal to prevent the incumbent Board of the Corporation from adopting any changes to the Corporation's Bylaws that could serve to limit the ability of the Record Holder's nominees to pursue the best interests of the Corporation and its stockholders once elected to the Board.

      The following is the text of the Bylaw Restoration Proposal:

            RESOLVED, that any provision of the Bylaws of the Corporation as of the effectiveness of this resolution adopted by the Board of the Corporation and not by the shareholders of the Corporation that were not included in the Bylaws of the Corporation, as amended through March 5, 2009 and as filed with the Securities and Exchange Commission on March 6, 2009, be and hereby are repealed.

      The purpose of and reason for conducting the business specified in the Bylaw Restoration Proposal is to prevent the incumbent Board from adopting any changes to the Corporation's Bylaws that could serve to limit the ability of the Nominees to pursue the best interests of the Corporation and its stockholders. If the incumbent Board does not effect any change to the version of the Bylaws publicly available in a filing by the Corporation with the SEC on March 6, 2009, the Bylaw Restoration Proposal will have no effect. However, if the incumbent Board has made changes since that time, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was filed as Exhibit 3.1 to the Form 8-K filed by the Corporation with the SEC on March 6, 2009, without considering the nature of any changes the incumbent Board may have adopted. The Bylaw Restoration Proposal will not preclude the newly-elected Board from reconsidering any repealed Bylaw changes following the proxy solicitation.

      Pursuant to Section 6(f) of the Bylaws, the Bylaw Restoration Proposal may be passed by the affirmative vote of the holders of majority of the Shares represented at the annual meeting and entitled to vote.

      If, for any reason, more than 3 directors are to be elected at the Annual Meeting, the Record Holder reserves the right to nominate additional persons to be so elected (each an "Additional Nominee") in order to seek proportionate representation. Additionally, if any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting, the Record Holder reserves the right to nominate Emanuel R. Pearlman in place of such Nominee(s) or Additional Nominee(s) (the "Alternate Nominee"). In either event, the Record Holder will give prompt notice to the Corporation of its intent to nominate any Additional Nominee or Alternate Nominee at the Annual Meeting. Except where the context otherwise requires, the term "Nominee" as used in this Notice shall be deemed to include one or more Additional Nominees or Alternate Nominees, as applicable.

      Pursuant to the Bylaw Requirements: (i) certain information relating to each Nominee is set forth in the body of this Notice and in Annex A, Annex B (with the written consent of each Nominee to being named in the proxy statement as a nominee and to serving as a director of the Corporation if elected attached in Annex C) and Annex D and (ii) certain information relating to the Record Holder, the other Holders (as defined in Annex A) and certain related parties is set forth in the body of this Notice and in Annex A and Annex B. Each Nominee is also party to an agreement (each a "Nominee Agreement") pursuant to which the Record Holder has agreed to pay the costs of soliciting proxies in support of the election of the Nominee to the Board and the adoption of the Proposal at the Annual Meeting, and to indemnify the Nominee with respect to certain costs that may be incurred by the Nominee in connection with his nomination as a candidate for election to the Board at the Annual Meeting and the solicitation of proxies in support of his election. The Nominees will not receive any compensation from the Holders or their affiliates for their services as directors of the Corporation if elected. If elected, the Nominees will be entitled to such compensation from the Corporation as is consistent with the Corporation's prevailing practices for services of non-employee directors, which is described in the Corporation's proxy statement furnished to shareholders in connection with the 2008 annual meeting of shareholders of the Corporation.

      In addition, since September 2007, the Board has been searching for a permanent Chief Executive Officer to replace the Corporation's interim Chief Executive Officer, Charles Crovitz. To date, the Board has not identified a permanent Chief Executive Officer. The Record Holder has engaged in preliminary discussions with Raphael Benaroya regarding the possibility of proposing that he serve as Chief Executive Officer of the Corporation. To date, Mr. Benaroya has not made a determination as to whether he is willing to be considered for the CEO position. If Mr. Benaroya is willing to serve as Chief Executive Officer, the Record Holder plans to propose to the Board that he be appointed to that position.

      Each Nominee, each Holder and certain related parties have an interest in the election of directors at the Annual Meeting: (i) indirectly through the beneficial ownership (if any) of Shares and other securities, as described on Annex A and Annex B, and (ii) pursuant to the Nominee Agreements. Except as disclosed in this Notice, no person on whose behalf this Notice is made has any substantial or material interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting pursuant to this Notice. If elected, each Nominee would be considered an independent director of the Corporation under applicable NASDAQ rules.

      Except as disclosed in this Notice, there are no arrangements or understandings between the Record Holder and any Nominee or any other person or persons with respect to the Record Holder's nomination of the Nominees or movement of the Bylaw Restoration Proposal.

      The Record Holder hereby states with respect to each Nominee that, to the knowledge of the Record Holder, other than as disclosed in this Notice:

      (i) the Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

      (ii) (a) the Nominee has no position or office with the Corporation, and has no arrangement or understanding with any other person pursuant to which he was selected to be a nominee; (b) neither the Nominee nor any of his "associates" (which term, for purposes of this Notice, shall have the meaning ascribed thereto in Rule 14a-1 of Regulation 14A of the Exchange Act) have any arrangement or understanding with any person with respect to (1) any future employment by the Corporation or its affiliates or (2) any future transactions to which the Corporation or any of its affiliates will or may be a party; (c) there are no transactions, or series of similar transactions, since the beginning of the Corporation's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 and in which the Nominee or any member of his immediate family had, or will have, a direct or indirect material interest; (d) there are no material proceedings to which the Nominee or any of his associates is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries; and (e) neither the Nominee nor any member of his immediate family, nor any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, nor any trust or other estate in which the Nominee has a substantial beneficial interest or as to which the Nominee serves as a trustee or in a similar capacity, has been indebted to the Corporation or its subsidiaries at any time since the beginning of the Corporation's last fiscal year in an amount in excess of $120,000;

      (iii)       neither the Nominee nor any immediate family member of the
                  Nominee: (a) is a controlling shareholder or an executive officer of any organization to which the Corporation made, or from which the Corporation received, payments for property or services in an amount which, in the current or any of the last three fiscal years exceeds the greater of $200,000 or 5% of the recipient's consolidated gross revenue; (b) was, within the last three years, employed as an executive officer of another company during which time any of the Corporation's present executive officers served on the compensation committee of such company; or (c) is a current partner or employee of a firm that is the Corporation's internal or external auditor or was, within the last three years, a partner or employee of such firm and personally worked on the Corporation's audit within that time;

      (iv) the Nominee has not received, and does not have an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

      (v) the Nominee has not been, within the last three years, an employee of the Corporation and does not have an immediate family member who has been, within the last three years, an executive officer of the Corporation;

      (vi) none of the entities referred to in Annex B with which the Nominee has been involved during the past five years is a parent, subsidiary or other affiliate of the Corporation;

      (vii) (a) the Nominee and each of his associates is not a record owner or direct or indirect beneficial owner of any stock of the Corporation or any parent or subsidiary of the Corporation; and (b) the Nominee has not purchased or sold any securities of the Corporation within the past two years;

      (viii) neither the Nominee nor any of his associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Corporation, or is subject to any arrangement described in
                  Item 402 of Regulation S-K under the Securities Act of 1933, as amended ("Regulation S-K"); and

      (ix) (a) there are no relationships involving the Nominee or any of his associates that would have required disclosure under Item 402(j) of Regulation S-K had the Nominee been a director of the Corporation; (b) there are no events required to be disclosed under Item 401(f) of Regulation S-K that have occurred during the past five years and that are material to an evaluation of the ability or, integrity of the Nominee; (c) there are no "family relationships" (as defined in Section 401(d) of Regulation S-K) between the Nominee and any director or executive officer of the Corporation or person known to the Record Holder to be nominated by the Corporation to become a director or executive officer; and (d) the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past ten years.

      With respect to each Holder, other than as disclosed in this Notice, (i) neither Holder is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither Holder has any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or its affiliates will or may be a party.

      The Record Holder understands that certain information regarding the Annual Meeting (including, but not limited to, the record date, voting shares outstanding and date, time and place of the Annual Meeting), the Corporation (including, but not limited to, its various committees and proposal deadlines) and the beneficial ownership of the Corporation's securities will be set forth in the Corporation's proxy statement on Schedule 14A, to be filed with the SEC by the Corporation with respect to the Annual Meeting, and in certain other SEC filings made or to be made by the Corporation and third parties under Sections 13 and 16 of the Exchange Act. To the extent the Corporation believes any such information is required to be set forth herein, the Record Holder hereby refers the Corporation to such filings. The Record Holder accepts no responsibility for any information set forth in any such filings not made by the Record Holder.

      The Annexes are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes, shall be deemed disclosed for all purposes of this Notice. All capitalized terms appearing in one of the Annexes that are not defined in such Annex shall have the meaning given in the body of this Notice or in another of the Annexes, as applicable.

      The Record Holder believes that this Notice complies with the Bylaw Requirements. If, however, you believe that this Notice for any reason does not comply with the Bylaw Requirements or is otherwise defective in any respect, the Record Holder requests that you so notify it on or prior to 10:00 a.m. (New York, New York time) on May 7, 2009 by contacting Dennis Block by telephone at
(212) 504-5555 or by facsimile at (212) 504-6666. Please be advised that, notwithstanding the compliance by the Record Holder with the Bylaw Requirements, neither the delivery of this Notice in accordance with the terms of the Bylaw Requirements nor the delivery of additional information, if any, provided by or on behalf of the Record Holder or any of its affiliates to the Corporation from and after the date hereof shall be deemed to constitute an admission by the Record Holder or any of its affiliates that this Notice is in any way defective or as to the legality or enforceability of any particular provision of the Bylaws or any other matter or a waiver by the Record Holder or any of its affiliates of its right to, in any way, contest or challenge the validity or enforceability thereof or of any other matter (including actions taken by the Board in anticipation of, or following receipt of, this Notice). In the event any statement or other information in this Notice is not correct, or to the extent any applicable information has been omitted from this Notice, the Record Holder, Holders and Nominees reserve the right to correct and/or supplement any such statement or other information set forth in this Notice.


                                       Very truly yours,



                                       /s/ Ezra Dabah
                                       -----------------------------------------
                                       Ezra Dabah

                                                                         ANNEX A

Information about the Holders and certain related parties
---------------------------------------------------------

General

      The Record Holder's present principal occupation or employment is serving as a director of the Corporation. The business address of the Record Holder is 120 Central Park South, New York, NY 10019, and the business address of the Corporation is 915 Secaucus Road, Secaucus, New Jersey 07094.

      The Holders (as defined below) may be deemed to beneficially own, in the aggregate, 5,002,710 Shares, representing approximately 17.0% of the Corporation's outstanding Shares (based upon the 29,471,432 Shares reported to be outstanding as of March 26, 2009 by the Corporation in the Corporation's Annual Report on Form 10-K for the period ending January 31, 2009 filed with the SEC on April 1, 2009).

      The Record Holder beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,643,250 Shares (including Shares underlying options), respectively, except to the extent that other persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. The Record Holder may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange
Act) 3,359,460 Shares, composed of (i) 2,879,360 Shares held by the Record Holder and others, as custodians or trustees for the Record Holder's children and certain other family members, (ii) 376,000 Shares held by the Record Holder and his wife as joint tenants with right of survivorship and (iii) 104,100 Shares owned by the Record Holder's wife.

      Renee Dabah, wife of the Record Holder, beneficially and directly owns and has sole voting power and sole dispositive power with regard to 104,100 Shares. Mrs. Dabah may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 4,898,610 Shares, composed of
(i) 2,879,360 Shares held by the Record Holder and others, as custodians or trustees for the Record Holder's children and certain other family members, (ii) 376,000 Shares held by Mrs. Dabah and the Record Holder as joint tenants with right of survivorship and (iii) 1,643,250 Shares owned by the Record Holder (including Shares underlying options). The business address of Mrs. Dabah is 120 Central Park South, New York, NY 10019.

      The Record Holder and Mrs. Dabah are collectively referred to herein as the "Holders."

      Neither Holder owns beneficially, directly or indirectly, shares of any class of securities of any parent or subsidiary of the Corporation.

      Stanley Silverstein, a member of the Board and Mr. Dabah's father-in-law, beneficially and directly owns and has sole voting power and sole dispositive power with regard to 261,697 Shares (including Shares underlying options). Mr. Silverstein may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange
Act) 2,928,880 Shares, composed of Shares held by Mr. Silverstein's wife, Raine Silverstein, as custodian or trustee for the benefit of Mr. Silverstein's children and grandchildren. Mr. Silverstein disclaims beneficial ownership of the 2,928,880 shares of Common Stock held by Mr. Silverstein's wife, as custodian or trustee for the benefit of Mr. Silverstein's children and grandchildren. The business address of Mr. Silverstein is 915 Secaucus Road, Secaucus, New Jersey 07094.

      Each of the Holders disclaims beneficial ownership of the 3,190,577 shares of Common Stock which Mr. Silverstein and his wife (the "Silverstein Parties") may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act). There is no agreement, arrangement or understanding between the Holders and the Silverstein Parties with respect to the voting or disposition of any shares.

      On May 12, 2008, the Record Holder and Golden Gate Private Equity, Inc. ("Golden Gate") entered into a non-binding (other than with respect to exclusivity) understanding with respect to their mutual participation in a potential acquisition of the Corporation. The Record Holder and Golden Gate agreed that, for a period of ninety days from May 12, 2008 (the "Exclusivity Period"), they would work together exclusively to develop a formal proposal to acquire the Corporation. The Record Holder and Golden Gate agreed that, during the Exclusivity Period, neither they nor any of their representatives or agents would discuss, pursue, enter into any agreement, vote in favor of or participate in any manner with respect to the acquisition of all or any substantial portion of the capital stock or assets of the Corporation (a "Business Combination Transaction") without the participation of the other party in any such transaction. However, neither the Record Holder nor Golden Gate would be prevented from participating in (i) any back end merger of the Corporation following the acquisition by a third party of a majority interest in the capital stock of the Corporation or (ii) any Business Combination Transaction between the Corporation and a third party that (A) did not involve the participation of such party prior to the approval of such transaction by the independent members of the Board and (B) the Record Holder and Golden Gate mutually agreed not to attempt to overbid. Under the agreement, if either the Record Holder or Golden Gate received a proposal, offer or expression of interest to engage in a Business Combination Transaction during the Exclusivity Period, that party would be obligated to promptly notify the other of such proposal, offer or expression of interest and provide the other party with all material information relating thereto. The Record Holder and Golden Gate have no current agreement or understanding with respect to a potential acquisition of the Corporation.

      On May 14, 2008, the Holders and Golden Gate entered into an Amended and Restated Joint Filing Agreement in connection with their joint Schedule 13D filing with the SEC on May 14, 2008, pursuant to which the parties agreed, among other things, that the Schedule 13D would be filed on behalf of each party to the Amended and Restated Joint Filing Agreement.

      On September 4, 2008, the Holders engaged Moelis & Company ("Moelis") to act as a financial advisor to the Holders in connection with any potential acquisition or other transaction involving the Corporation. The Holders agreed to pay Moelis (i) a transaction fee of $3,300,000 if the Holders consummate an acquisition of the Corporation, (ii) a fee of $1,250,000 upon certain sales or transfers of securities or other interests in the Corporation by the Holders and

(iii) a cash fee equal to 7.5% of any "break-up" or "topping fee" or other payment or consideration that the Holders may receive in connection with the termination or cancellation of a transaction that is entered into between the Corporation and the Holders, such cash fee not to exceed $3,300,000. The Holders also agreed to reimburse Moelis for its expenses and indemnify Moelis and its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services for the Holders.

      On September 4, 2008, the Holders engaged Mr. Ilan Kaufthal to act as a financial advisor to the Holders in connection with any potential acquisition or other transaction involving the Corporation. The Holders agreed to pay Mr. Kaufthal (i) a transaction fee of $3,300,000 if the Holders consummate an acquisition of the Corporation, (ii) a fee of $1,250,000 upon certain sales or transfers of securities or other interests in the Corporation by the Holders and
(iii) a cash fee equal to 7.5% of any "break-up" or "topping fee" or other payment or consideration that the Holders may receive in connection with the termination or cancellation of a transaction that is entered into between the Corporation and the Holders, such cash fee not to exceed $3,300,000. The Holders also agreed to reimburse Mr. Kaufthal for his expenses and indemnify Mr. Kaufthal and his affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services for the Holders.

      On April 24, 2009, the Holders entered into a Second Amended and Restated Joint Filing Agreement in connection with their joint Schedule 13D filing with the SEC on April 24, 2009, pursuant to which the parties agreed, among other things, that the Schedule 13D would be filed on behalf of each party to the Second Amended and Restated Joint Filing Agreement.

Transactions with the Corporation

      The Record Holder's father-in-law, Stanley Silverstein, is a member of the Board. The Record Holder's sister-in-law, Nina Miner, is an officer of the Corporation. The Record Holder's nephew, Michael Leventhal, is employed by the Corporation. Each of these individuals has received compensation from the Corporation for services rendered to the Corporation. Other than as disclosed in this Notice, neither the Record Holder nor any of his associates have any arrangement or understanding with any person with respect to (i) any future employment by the Corporation or its affiliates or (ii) any future transactions to which the Corporation or any of its affiliates will or may be a party.

      Other than as disclosed in this Notice, (i) there are no transactions, or series of similar transactions, since the beginning of the Corporation's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 and in which the Holders or any member of their immediate family had, or will have, a direct or indirect material interest; and (ii) neither the Holders nor any member of their immediate family, nor any corporation or organization of which the Holders are executive officers or partners or are, directly or indirectly, the beneficial owners of ten percent or more of any class of equity securities, nor any trust or other estate in which the Holders have a substantial beneficial interest or as to which the Holders serve as a trustee or in a similar capacity, has been indebted to the Corporation or its subsidiaries at any time since the beginning of the Corporation's last fiscal year in an amount in excess of $120,000.

                                                                         ANNEX B

Information about the Nominees
------------------------------

Name:       Raphael Benaroya
Age:        61
Business
Address:    c/o Biltmore Capital Group, LLC, 365 West Passaic Street, 2nd Floor,
Rochelle Park, New Jersey 07662

Mr. Benaroya is currently the Chairman of the Board of Directors of Russ Berrie & Company, Inc., a New York Stock Exchange listed company specializing in the design, import, marketing, and distribution of infant and juvenile consumer products, and was formerly, until February 2009, Chairman of the Board of Directors of FAO Schwarz, Inc., a specialty toy retailer. Since April 1, 2008, Mr. Benaroya has also been acting as a consultant for D. E. Shaw & Co., L.P., a global investment and technology development firm. Mr. Benaroya is also Managing Director of American Licensing Group, L.P., a company specializing in consumer goods' brand name licensing, and a member of the Board of Managers of Biltmore Capital Group, LLC, a financial company which invests in secured debt. Mr. Benaroya previously served as Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of approximately 500 retail specialty stores, from 1989 until its sale in October 2007 to Redcats USA, a division of PPR, a French public company, and continued as President and Chief Executive Officer thereafter until March 2008. Mr. Benaroya also formerly held Chief Executive Officer positions at certain divisions of The Limited, Inc., from 1984 until 1989. From 1972-1982, Mr. Benaroya was with General Mills Inc., ultimately becoming Executive Vice President of the Izod Lacoste Division prior to leaving General Mills. Mr. Benaroya is a graduate of the University of Minnesota, where he earned an MBA in the School of Business and a BSc Degree (with Distinction) in Computer Science.

Name:       Ross B. Glickman
Age:        60
Business
Address:    900 N. Michigan Ave., Suite 900, Chicago, IL 60611

Mr. Glickman is currently the Chairman of the Board of Directors and Chief Executive Officer of Urban Retail Properties, LLC, a development, leasing and management real estate company, specializing in retail shopping centers, a position he has held since April 2002. Mr. Glickman joined Urban Retail in 1991. Mr. Glickman also served as a director of United Retail Group Inc. from 2006 to 2007. Prior to joining Urban Retail in 1991, he was President of Glickman Properties, a shopping center development firm. From 1984 to 1989, Mr. Glickman was Director of Real Estate for The Limited, Inc., where he was responsible for expanding the company's divisions, including the Limited Stores, Limited Express, Victoria's Secret, Lane Bryant, Lerner, and Sizes Unlimited. From 1979 to 1984, Mr. Glickman was Director of Real Estate for General Nutrition Center (Pittsburgh), where he expanded the company from 500 to 1,500 company-owned stores nationwide in only four years. From 1973 to 1979, Mr. Glickman was a Vice President of The Athlete's Foot, where he grew the Pittsburgh division of the specialty retail athletic footwear chain from one store to 400. Mr. Glickman holds a Bachelor of Arts degree from The Ohio State University.

Name:       Jeremy J. Fingerman
Age:        48
Business
Address:    71 Franklin Street, Englewood, NJ 07631

Jeremy J. Fingerman is founder and Managing Principal of Clairmont Ventures, a strategic consulting and investment advisory firm focused on transforming brands and businesses. Mr. Fingerman served as Chief Executive Officer and President of RAB Food Group, LLC, from May 2005 to September 2007. Prior to joining RAB, Mr. Fingerman served as President of the U.S. Soup Division of Campbell Soup Company from 2002 to 2004. Mr. Fingerman joined the Campbell Soup Company in 1993. During his tenure with the Campbell Soup Company, Mr. Fingerman served as General Manager of Campbell's Soups Australasia and Vice-President, Brand Management, of Arnott's-Campbell's Australasia before ultimately rising to the position of President of the U.S. Soup Division. Prior to joining the Campbell Soup Company, Mr. Fingerman was Marketing Manager for the Bisquick and Specialty Products Division of General Mills, Inc. from 1992 to 1993, and Marketing manager of the Child Cereals division
of General Mills from 1990 to 1992.   Mr. Fingerman joined General Mills in
1988. Mr. Fingerman earned an MBA in General Management from Harvard Business School and an undergraduate degree in English Literature from Columbia University.

Name:       Emanuel R. Pearlman
Age:        49
Business
Address:    900 Third Avenue, Suite #1000, New York, New York 10022

Mr. Pearlman is the founder and Chief Executive Officer of Liberation Investment Group LLC, a New York-based investment management firm. Mr. Pearlman is also a director of Multimedia Games, Inc., a position he has held since October 2006. Prior to founding Liberation, Mr. Pearlman was the Chief Operating Officer of Vornado Operating Corporation. For 14 years, Mr. Pearlman ran Gemini Partners, which specialized in strategic block investing and financial consulting. Mr. Pearlman's experience in the gaming industry includes consulting to Jackpot Enterprises and to Bally Entertainment Corporation, where he advised the companies on their business and financial activities. Mr. Pearlman received a B.A. in Economics from Duke University and an MBA from the Harvard Business School.

                                                                         ANNEX C

Written consent of each Nominee
-------------------------------

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of The Children's Place Retail Stores, Inc. (the "Company") in the proxy statement to be filed with the Securities and Exchange Commission and distributed to shareholders of the Company by Ezra Dabah and certain of his affiliates and other persons (collectively, the "Shareholders") and in other materials in connection with the solicitation of proxies by the Shareholders from shareholders of the Company to be voted at the 2009 Annual Meeting of Shareholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serve as a director of the Company, if elected.

Dated:  May 5, 2009

                                           /s/ Raphael Benaroya
                                           -------------------------------------
                                           Raphael Benaroya

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of The Children's Place Retail Stores, Inc. (the "Company") in the proxy statement to be filed with the Securities and Exchange Commission and distributed to shareholders of the Company by Ezra Dabah and certain of his affiliates and other persons (collectively, the "Shareholders") and in other materials in connection with the solicitation of proxies by the Shareholders from shareholders of the Company to be voted at the 2009 Annual Meeting of Shareholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serve as a director of the Company, if elected.

Dated:  May 5, 2009

                                           /s/ Ross B. Glickman
                                           -------------------------------------
                                           Ross B. Glickman

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of The Children's Place Retail Stores, Inc. (the "Company") in the proxy statement to be filed with the Securities and Exchange Commission and distributed to shareholders of the Company by Ezra Dabah and certain of his affiliates and other persons (collectively, the "Shareholders") and in other materials in connection with the solicitation of proxies by the Shareholders from shareholders of the Company to be voted at the 2009 Annual Meeting of Shareholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serve as a director of the Company, if elected.

Dated:  May 5, 2009

                                           /s/ Jeremy J. Fingerman
                                           -------------------------------------
                                           Jeremy J. Fingerman

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of The Children's Place Retail Stores, Inc. (the "Company") in the proxy statement to be filed with the Securities and Exchange Commission and distributed to shareholders of the Company by Ezra Dabah and certain of his affiliates and other persons (collectively, the "Shareholders") and in other materials in connection with the solicitation of proxies by the Shareholders from shareholders of the Company to be voted at the 2009 Annual Meeting of Shareholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serve as a director of the Company, if elected.

Dated:  May 4, 2009

                                           /s/ Emanuel R. Pearlman
                                           -------------------------------------
                                           Emanuel R. Pearlman

                                                                         ANNEX D

Two year transaction history of each Nominee and Holder
-------------------------------------------------------

The following table sets forth all transactions with respect to the Shares effected during the past two years by each of the Nominees and the Holders. Except as otherwise noted, all such transactions were effected in the open market.

                     Name                               Date            No. of Shares          Transaction Type
----------------------------------------------- ------------------- ---------------------- ---------------------------
The Renee and Ezra Dabah Charitable                   12/21/07              22,000                    Sale
Foundation, Inc.
Ezra Dabah                                             2/2/08                6,000           Grant of Annual Stock
                                                                                                Option Award to
                                                                                             Non-Employee Directors
Ezra Dabah and Renee Dabah                             4/1/08               19,600                    Gift
The Renee and Ezra Dabah Charitable                    4/2/08               19,600                    Sale
Foundation, Inc.
Ezra Dabah and Renee Dabah                           4/28/2008              50,000                    Gift
The Renee and Ezra Dabah Charitable                  6/19/2008              50,000                    Sale
Foundation, Inc.
Ezra Dabah                                           6/28/2008               3,143           Transitional Award for
                                                                                             Non-Employee Directors
The Dabah Children Charitable Foundation, Inc.       7/25/2008              20,000                    Sale
Ezra Dabah                                           2/1/2009                5,254            Deferred Stock Award
Liberation Investment Group                          8/10/2007              10,000                Purchase(1)
Liberation Investment Group                          8/13/2007              10,000                  Sale(1)
Liberation Investment Group                          8/23/2007              35,000                Purchase(1)
Liberation Investment Group                          8/23/2007              35,000                  Sale(1)


----------------------
(1) These shares were purchased and sold by Liberation Investment Group, LLC for a managed account. Mr. Pearlman is the Chief Executive Officer of Liberation Investment Group. Mr. Pearlman disclaims beneficial ownership of these shares.

                                                                       EXHIBIT H


May 5, 2009



Dear Mr. _______________:


      This will confirm our understanding as follows:

      You agree that you are willing to become a member of a slate of nominees (the "Slate") proposed by me to stand for election as directors of The Children's Place Retail Stores, Inc. (the "Company") in connection with a proxy contest for the election of directors at the 2009 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), or a special meeting of stockholders of the Company called for a similar purpose (the "Proxy Solicitation").

      I will pay the costs of the Proxy Solicitation. You are being supplied with a questionnaire in which you will provide me with information necessary for me to make appropriate disclosure both to the Company and for use in creating the proxy material to be sent to stockholders of the Company and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will promptly complete and sign the questionnaire and return it to Dennis J. Block, Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, NY 10281, Tel: (212) 504-5555, Fax: (212) 504-6666, Email: dennis.block@cwt.com and
(ii) your responses to the questions contained therein will be true and correct in all material respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the instrument attached hereto and directed to the Company informing the Company that you consent to being nominated by me for election as a director of the Company and, if elected, consent to serving as a director of the Company. Upon being notified that I have chosen you, I may forward that consent and your completed questionnaire (or summaries thereof) to the Company.

      I hereby agree that I will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, suits, actions, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you (i) in connection with any civil, criminal, administrative or arbitrative action, suit or proceeding or any governmental, administrative, internal or other inquiry, investigation or proceeding (whether formal or informal), and any appeal of any of the foregoing, regardless of whether you become a party thereto or are threatened to be made a party thereto, directly or indirectly, resulting from, based upon, arising out of or relating to (A) serving as a nominee for director of the Company on the Slate or being a potential candidate for a position as an officer of, or provider of services to, the Company, (B) being a "participant in a solicitation" (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended) in connection with the Proxy Solicitation or (C) being otherwise involved in the Proxy Solicitation, including as my actual or potential representative or nominee (in each of clauses (A), (B) or (C) whether before or after the date hereof) (any such action, suit, proceeding, inquiry, investigation or appeal described in this clause (i), and the investigation, preparation or defense thereof, is hereinafter referred to as a "Proceeding") or (ii) in the event that you are called to testify, give a deposition, be interviewed or otherwise be involved in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case under (i) and (ii), the advancement to you of all reasonable costs and expenses (including attorneys' costs and expenses) incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that I determine to withdraw the Slate or remove you from the Slate or in the event that you determine to withdraw from the Slate and (ii) after the election has taken place, but only for events which occur prior to such withdrawal, removal or election. Anything to the contrary herein notwithstanding, I am not indemnifying you for any action taken by you or on your behalf which occurs subsequent to certification of the voting results of the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to the Company's Board of Directors or for any actions taken by you as a director of the Company, if you are elected. Nothing herein shall be construed to provide you an indemnity to the extent you are found in a final judgment by a court, not subject to further appeal to have (x) engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (y) acted in a manner which constitutes gross negligence or willful misconduct.

      In the event that you shall make any claim for indemnification hereunder, you shall promptly notify me in the event that you learn of any third-party claims actually made or threatened against you; provided that the failure to so provide prompt notice shall not relieve me of my indemnification obligations hereunder except to the extent that I am materially prejudiced as a result thereof.

      In addition, with respect to any such claim, I shall be entitled to control your defense with counsel chosen by me, which counsel shall be reasonably satisfactory to you; provided, however, that if you are the only defendant or person involved in a Proceeding or if such Proceeding involves claims or issues relating to you that are not made against any other defendant or person and, in either case, injunctive or other equitable relief is being sought against you, you shall be entitled to select your own counsel (reasonably satisfactory to me) at my expense which counsel shall be co-counsel in the case and shall be entitled to control your defense solely with respect to the injunctive or other equitable relief sought; provided, further, however, that if the defendants or persons involved in any such Proceeding include both you and me or other parties such that (i) the use of counsel chosen by me to represent you would present such counsel with an actual or potential conflict of interest,
(ii) there may be one or more legal defenses available to you that are different from or in addition to those available to me or such other parties, or (iii) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing (collectively, a "Conflict Situation"), then you shall be entitled to retain separate counsel (but not more than one law firm plus, if applicable, local counsel in respect of any particular action), reasonably satisfactory to me, at my expense.


      I may not enter into any settlement of any claim that would impose any penalty, obligation or limitation on you (other than monetary damages for which I agree to be wholly responsible) or that would contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation, without your consent (which you may withhold in your sole discretion).

      You shall not be required to pursue any other remedies you may have before you exercise your rights under this letter agreement.

      This letter agreement shall be governed by and construed by and enforced in accordance with the laws of the State of Delaware applicable to contracts to be performed in such state without giving effect to the principles of conflicts of law that would cause the law of any other jurisdiction to be applied. This letter agreement may only be amended or the provisions hereof waived by a written instrument signed by you and me. Both of us hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the federal or state courts of the State of Delaware for any litigation arising out of or relating to this letter agreement, and waive any objection to the laying of venue of any litigation arising out of this letter agreement in the federal or state courts of the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead any claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.

      Each of us recognizes that should you be elected to the Board of Directors of the Company, all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of the Company and, as a result, that there is, and can be, no agreement between you and me which governs the decisions which you will make as a director of the Company.

      Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter agreement will become a binding agreement between us.

                            [SIGNATURE PAGE FOLLOWS]

                                          Very truly yours,



                                          --------------------------------------
                                          Ezra Dabah





Agreed to and Accepted as of the date first above written:




--------------------------------------